Mail Stop 4561

November 28, 2007

Mr. Dan R. Ellis, Jr.
Chief Financial and Principal Accounting Officer
American Community Bancshares, Inc.
4500 Cameron Valley Parkway, Suite 150
Charlotte, NC 28211

> **Re:** **American Community Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 000-30517**

Dear Mr. Ellis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief